                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                                SCHEDULE 14D-1

                                Final Amendment
                                     and
                                 SCHEDULE 13D

                                Final Amendment

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                                ---------------

                             MAGMA COPPER COMPANY
                           (NAME OF SUBJECT COMPANY)

                                 BHP SUB INC.
                         A WHOLLY OWNED SUBSIDIARY OF

                            BHP HOLDINGS (USA) INC.
                      AN INDIRECT WHOLLY OWNED SUBSIDIARY
                                      OF
                  THE BROKEN HILL PROPRIETARY COMPANY LIMITED
                                   (BIDDERS)
                         COMMON STOCK, $0.01 PAR VALUE
            5 5/8% CUMULATIVE CONVERTIBLE PREFERRED STOCK, SERIES D
                                $0.1 PAR VALUE
              6% CUMULATIVE CONVERTIBLE PREFERRED STOCK, SERIES E
                                $0.01 PAR VALUE

                                  559177 20 9
                                ---------------
                        (CUSIP NUMBER OF COMMON STOCK)

                                  559117 30 8
                                ---------------
                  (CUSIP NUMBER OF SERIES D PREFERRED STOCK)

                                 559 117 30 7
                                ---------------
                  (CUSIP NUMBER OF SERIES E PREFERRED STOCK)

                          T. Rognald Dankmeyer, Esq.
                   Senior Vice President and General Counsel
                                 BHP Minerals
                             550 California Street
                        San Francisco, California 94104
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
           RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                  copies to:

                             Joseph Handros, Esq.
                                Arnold & Porter
                                399 Park Avenue
                           New York, New York 10022
                                (212) 715-1125

                                ---------------

                               Page 1 of 4 Pages
                    THE EXHIBIT INDEX IS LOCATED ON PAGE 4

        This Statement constitutes the Final Amendment to the Tender Offer Statement on Schedule 14D-1, dated December 5, 1995, (and, in accordance with instruction E to Schedule 14D-1, the Final Amendment to the Schedule 13D, dated January 15, 1996) filed by BHP Sub Inc., a Delaware corporation ("Purchaser"), which is a wholly owned subsidiary of BHP Holdings (USA) Inc., a Delaware corporation, which in turn is an indirect wholly owned subsidiary of The Broken Hill Proprietary Company Limited, a Victoria, Australia corporation, relating to Purchaser's offer to purchase (1) all outstanding shares of Common Stock, par value $0.01 per share (the "Common Shares"), (2) all outstanding shares of 5 5/8% Cumulative Convertible Preferred Stock, Series D, par value $0.01 per share (the "Series D Preferred Shares") and (3) all outstanding shares of 6% Cumulative Convertible Stock, Series E, par value $0.01 per shares (the "Series E Preferred Shares"), of Magma Copper Company, a Delaware corporation, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 5, 1995, and in the related Letter of Transmittal.

        Unless otherwise indicated, capitalized terms contained herein have the same meanings as set forth in the Offer to Purchase.

       1.  Termination of Tender Offer. The tender offer expired on January 4,
           ---------------------------
1996, at midnight, New York City time. On January 5, 1996, Purchaser announced that it would accept for payment all Shares validly tendered pursuant to the Offer. As of January 18, 1996, Purchaser held of record 51,000,543 Common Shares, 1,248,462 Series D Preferred Shares and 1,443,232 Series E Preferred Shares representing 97.9%, 99.6% and 99.7% of the aggregate shares outstanding of each class, respectively. These shares include all of the Shares that were tendered and accepted pursuant to the Offer and additional Shares consisting of 17,500 Series D Preferred Shares (representing 1.31% of such Shares) and 25,800 Series E Preferred Shares (representing 1.76% of such Shares) which were offered by a single holder on January 10, 1996 and purchased at the same price and on the same terms as Shares timely tendered. On January 18, 1996, BHP Sub Inc. was merged with and into Company, whereupon BHP Peru Holdings Inc. became the sole shareholder of the Company.

        2. Item 10 is hereby amended to add the following to paragraph (f) and to reletter all previous amendments to Item 10 so that they appear ad seriatim
                                                                   -- --------
to paragraph (f), except for the information contained in Amendment No. 1:

Item 10.  Additional Information
          ----------------------

        (j) On Friday, January 19, 1996, BHP issued a press release, a copy of which is annexed hereto as Exhibit (g)(5) and incorporated herein by reference.

        3. Item 11 is hereby amended to add the following and to reletter all previous exhibits so that they appear ad seriatim:
                                      -- --------

Item 11.  Material to be Filed as Exhibits
          --------------------------------

(g)(5)  Form of Press Release, issued January 19, 1996.

                                   SIGNATURE

        After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated; January 23, 1996

                                BHP SUB INC.

                                By: /s/ T. Rognald Dankmeyer
                                    --------------------------------
                                    Name:  T. Rognald Dankmeyer
                                    Title: Vice President


                                BHP HOLDINGS (USA) INC.

                                By: /s/ T. Rognald Dankmeyer
                                    --------------------------------
                                    Name:  T. Rognald Dankmeyer
                                    Title: Vice President


                                THE BROKEN HILL PROPRIETARY
                                COMPANY LIMITED

                                By: /s/ T. Rognald Dankmeyer
                                    --------------------------------
                                    Name:  T. Rognald Dankmeyer
                                    Title: Attorney-in-Fact

                                 EXHIBIT INDEX

EXHIBIT                     DESCRIPTION                     PAGE NO.
-------            ------------------------------           --------

g(5)               Form of Press Release, issued
                   January 19, 1996